As filed with the Securities and Exchange Commission on May 8, 2000

                           Registration No. 333-92543
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               AMENDMENT NO. 2 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------

                        WASTE SYSTEMS INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

      DELAWARE                                             95-420366
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization)                      Identification Number)

                          420 BEDFORD STREET, SUITE 300
                         LEXINGTON, MASSACHUSETTS 02420
                                 (781) 862-3000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                                 ---------------

                                PHILIP W. STRAUSS
                        CHAIRMAN, CHIEF EXECUTIVE OFFICER
                                  AND PRESIDENT
                        WASTE SYSTEMS INTERNATIONAL, INC.
                          420 BEDFORD STREET, SUITE 300
                         LEXINGTON, MASSACHUSETTS 02420
                                 (781) 862-3000
                (Name, address, including zip code, and telephone
          number, including area code, of agent for service of process)
                                  -------------

                                   Copies to:
                                NANCY H. CORBETT
                           MORGAN, LEWIS & BOCKIUS LLP
                                 101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                               TEL: (212) 309-6000
                               FAX: (212) 309-6273
                                 --------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


===============================================================================

                         CALCULATION OF REGISTRATION FEE

---------------------- ---------------- ------------------- ------------------ ----------------
 Title of each class                     Proposed maximum    Proposed maximum
   of securities        Amount to be       offering price   aggregate offering    Amount of
  to be registered        registered      per security(1)          price(1)    Registration Fee
---------------------- ---------------- ------------------- ------------------ ----------------
Common Stock,
par  value  $.01          6,681,365                                                   (2)
per share                  shares
---------------------- ---------------- ------------------- ------------------ ----------------



(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based upon the average of the high and low sale prices of the Common Stock reported on the Nasdaq National Market on April 14, 2000.

(2)               Registration fee was previously paid.


         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    SUBJECT TO COMPLETION, DATED MAY__, 2000

                                6,681,365 SHARES

                        WASTE SYSTEMS INTERNATIONAL, INC.

                                  COMMON STOCK

                                 ---------------

This prospectus relates to the offer and sale of 6,681,365 shares of common stock of Waste Systems International, Inc. by the following stockholders:

o        Kevin Baldwin;
o        Kendall Baldwin;
o        Kelly Baldwin;
o        Kimberly Robb;
o        Baldwin, L.P.;
o        Chilton Investment Company Inc.;
o        John Hancock Advisers;
o        Evergreen Investment Management Company;
o        Penn Capital Management;
o        Tudor Investment Corporation;
o        Saugatuck Partners L.P.;
o        First Albany Corporation; and
o        B-III Capital Partners, L.P.

         We will not receive any of the proceeds from the sale of the shares offered hereby. All expenses of registration of the shares which may be offered hereby under the Securities Act will be paid by us (other than underwriting discounts and selling commissions, and fees and expenses of advisors to any of the Selling Stockholders).

         Our common stock is traded on the Nasdaq National Market under the symbol "WSII." On April 19, 2000, the closing price of the common stock as reported on the Nasdaq Market was $2.88.

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                SEE "RISK FACTORS" COMMENCING ON PAGE 2 HEREOF.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

         The information in this prospectus is not complete and may be changed. The Selling Stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    THE DATE OF THIS PROSPECTUS IS MAY , 2000

                                  RISK FACTORS

An investment in Waste Systems involves a significant degree of risk. You should consider carefully the following factors in addition to other information included in this prospectus before making an investment in our common stock.

Our history of losses makes the common stock a highly speculative investment.

         From Waste Systems' inception through September 30, 1999, we have had aggregate net losses of approximately $56 million on aggregate revenues of approximately $64 million and have had an accumulated loss from operations of $30 million. Continued losses and negative cash flow may prevent us from achieving our strategic objectives, as well as limit our ability to meet our financial obligations.

         Following Waste Systems' restructuring in 1996, we directed our focus on becoming an integrated solid waste management company by implementing a business strategy based on aggressive growth through acquisitions. Our ability to become profitable and to maintain profitability as we pursue our business strategy will depend upon several factors, including our ability to:

  o execute our acquisition strategy and expand our revenue generating operations while maintaining or reducing our proportionate administrative expenses;

  o  locate sufficient financing to fund acquisitions; and

  o  adapt to changing conditions in the competitive market in which we operate.

Risks of substantial voting control by Waste Systems' management and major stockholders.

         As of November 12, 1999, Waste Systems' directors, executive officers and their affiliates and other major stockholders those holding 5% or more of the common stock - beneficially owned approximately 65.82% of the outstanding shares of Common Stock. Accordingly, these stockholders are considered to have a controlling influence over the election of directors and other corporate and stockholder actions.

         Future issuance of additional equity by us may dilute the interest of our existing stockholders. We currently have:

         o up to 4,955,143 shares of common stock issuable upon conversion of our 7% Convertible Subordinated Notes outstanding as of November 12, 1999, which are convertible at $10 per share at any time by the holders of the notes, and by us if the closing price of the common stock after May 13, 2000 remains above $10 per share for twenty consecutive trading days;

         o up to 1,500,000 shares of common stock issuable upon exercise of outstanding warrants, which are exercisable at $6.25 per share of common stock from September 2, 1999 to March 2, 2004;

         o up to 3,213,118 shares of common stock issuable upon exercise of options outstanding as of November 12, 1999 under our stock option plans, subject to vesting requirements, at prices ranging from $1.41 to $9.25; and

         o an additional 786,882 shares of common stock reserved for issuance as of November 12, 1999 under our stock option plans.

         In addition, in August 1999, we closed a private placement of our common stock for aggregate consideration of approximately $16 million at $7 per share. The proceeds from the private placement will be used for potential future acquisitions and general working capital purposes. Finally, our ability to achieve our business objectives depends on our use of a combination of debt financing and equity financing appropriate for executing our business strategy. To the extent that additional equity securities are issued to finance future acquisitions instead of issuing additional debt, the percentage ownership interests of our existing stockholders will be diluted.

Future sales of common stock may adversely affect the market for our common stock by driving down the price of the common stock.

         Stockholders may be adversely affected by future sales of common stock by other stockholders. If any of our larger stockholders sells substantial amounts of our common stock eligible for resale in the public market after this offering, the market price of our common stock could fall. These sales may also make it more difficult for us in the future to sell equity or equity-related securities in the public market, whether for the purpose of general corporate financing or for use as consideration in an acquisition, at a time and at a price that we deem appropriate.

         Upon completion of this offering, we will have 20,348,446 shares of our common stock outstanding (based on the number of shares outstanding as of April 19, 2000 and assuming no exercise of outstanding stock options after that date), 20,115,236 of which are freely tradable without restriction under the Securities Act.

         In addition, we have already registered for resale:

    o up to 4,955,143 shares of common stock issuable upon conversion of our 7% Convertible Subordinated Notes at any time by the holders of the notes; and

    o 4,000,000 shares of common stock reserved for issuance under our stock option plans; and

    o 1,500,000 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock at an exercise price of $6.25 per share, for resale by the holders.

Market conditions may reduce the trading price of our common stock.

         The market price of our common stock has historically experienced and may continue to experience high volatility. Our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us or our competitors could cause the market price of our common stock to fluctuate substantially. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock.

It is unlikely that we will pay dividends to our stockholders in the future, such that the only return on a stockholder's investment in Waste Systems will be recognized (if at all) at the time of sale of the common stock by the stockholder.

         We have never declared or paid a cash dividend on our common stock. We intend to retain earnings to repay debt and to finance the growth and development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any declaration of dividends in the future will depend, among other things, upon our results of operations, financial condition and capital requirements as well as general business conditions. Our outstanding debt securities also contain restrictions that prohibit us from making dividend payments to our stockholders.

Anti-takeover provisions applicable to Waste Systems may not be favorable to our stockholders.

         Applicable sections of the Delaware General Corporation Law and our charter and by-laws may have an anti-takeover effect and discourage takeover attempts not first approved by our Board of Directors (including takeovers which our stockholders may consider to be in their best interests). Such provisions include:

         o Section 203 of the Delaware General Corporation Law which, in general, imposes restrictions upon certain acquirers (including their affiliates and associates) of 15% or more of our common stock;

         o a charter provision giving our Board of Directors the ability to issue shares of preferred stock and to establish the voting rights, preferences and other terms of preferred stock without further action by stockholders;

         o a charter provision limiting the removal of directors only for cause and requiring for such removal the approval of at least two-thirds of the votes eligible to be cast by stockholders in the election of the director to be removed;

         o a by-law provision vesting exclusive authority in the Board of Directors to determine the size of the Board of Directors and, subject to limited exceptions, to fill any Board vacancies;

         o a by-law provision vesting exclusive authority in the Board of Directors to call special meetings of stockholders; and

         o a by-law provision requiring advance notice for stockholder proposals and nominations for election to the Board of Directors.

These statutory, charter and by-law provisions could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if these events would be beneficial to stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if these events would be beneficial to the interest of stockholders.

Failure to achieve adjusted stockholders' equity of at least $40,000,000 will increase our interest expense.

         We must increase the interest rate payable on the Senior Notes to 14% and 15% per year if we do not achieve an Adjusted stockholders' equity, as defined below, of at least $40,000,000 on each of June 30, 2000 and December 31, 2000, respectively. "Adjusted stockholders' equity" means our stockholders' equity as shown on our consolidated balance sheets filed as part of our regular reports with the Securities and Exchange Commission, less the amount of any increase resulting from the issuance of shares of common stock in exchange for our outstanding 7% Convertible Subordinated Notes, to the extent that the issuance exceeds 2,343,646 shares of common stock in the aggregate.

Incurring more debt could further exacerbate the risks of our high level of indebtedness.

         Despite our current high level of indebtedness, we may incur additional indebtedness to fund acquisitions, for general working capital purposes or for other reasons. On August 3, 1999, we entered into a $25 million revolving credit facility with The BankNorth Group, N.A. to fund acquisitions and for general working capital, $17.5 million of which has been drawn to date. Any debt incurred under this credit facility is secured debt that is guaranteed by our subsidiaries. With this new debt added to our current level of debt, the related risks of indebtedness could intensify for us.

We may not generate enough cash to service our indebtedness or our other liquidity needs.

         Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This ability depends in part on our operating performance and the execution of our business strategy. It is also subject to influence by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

         We cannot assure you that our business will generate sufficient cash flow from operations, that we will realize anticipated cost savings from operating efficiency improvements, or that we will be able to obtain future financing in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

         The following table outlines the schedule of our required debt amortization payments:

                                                  Principal Payments Due During
                            Balance
                              at
                            December
                            31, 1999  2000    2001    2002    2003   2004    2005   2006  Remainder   Total
-------------------------- --------- ------- ------ ------- ------- ------ ------- ------ ---------- -------
                                                                 (Dollars in thousands)
Long-Term Debt

Bank Credit Facility...     $17,500      --     --  $17,500     --     --      --     --      --     $17,500

Capital Leases, Equipment
and other Notes Payable       6,599     934  2,209     960    1,039    923     201    221    112       6,599

Senior Notes...........     100,000      --     --      --      --     --      --  100,000     --     100,000

10% Convertible
Subordinated
   Debentures..........         450     450     --      --      --     --      --     --      --         400

7% Convertible
   Subordinated Notes        49,551      --     --      --      --     --    49,551   --      --      49,551

     Total.............    $174,100   1,384  2,209  18,460    1,039    923   49,752 100,221   112     174,100


         In addition, as disclosed in the Risk Factor subsection above, we entered into a $25 million revolving credit facility on August 3, 1999. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Our high level of indebtedness could adversely affect our financial health.

         We   currently   have  a  high  level  of   indebtedness   relative  to
stockholders' equity. The following table illustrates our level of indebtedness and ratio of earnings to fixed charges:
------------------------------------------------------ -----------------------
                                                         As of December 31,
                                                                1999
                                                       (dollars in thousands)
------------------------------------------------------ -----------------------

 Long-term Indebtedness.....................................   $174,100

 Stockholders' Equity.......................................   $ 46,852

 Debt to Equity ratio.......................................     3.72:1


Our high level of indebtedness could:

         o limit our flexibility in planning for, or reacting to, changes in business, industry and economic conditions;

         o require us to dedicate a substantial portion of our cash flow from operations to repaying indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

         o place us at a competitive disadvantage compared to our competitors with lower levels of indebtedness; and

         o limit our ability to borrow additional funds, either because of restrictive covenants in our debt documents or because of a potential lender's limits on borrower indebtedness.

         Our high level of indebtedness may have a direct negative impact on our operations. It may also result in an event of default under our debt instruments which, if not cured or waived, could have a material adverse effect on our finances.

                                                  For the Years Ended
                                                      December 31,
                                           1999           1998         1997
                                     --------------- ------------- ------------
Ratio of Earnings to
     Fixed Charges..................        N/A           N/A          N/A


     For the year ended December 31, 1999, we incurred net losses that did not cover fixed charges by approximately $28.5 million; for the year ended December 31, 1998, we incurred net losses that did not cover fixed charges by approximately $6.6 million; and for the year ended December 31, 1997, we incurred net losses that did not cover fixed charges by approximately $5.5 million. For purposes of computing this financial relationship of earnings to fixed charges, earnings consist of pretax income (loss) from continuing operations plus fixed charges. Fixed charges consist of interest expense and financing costs, including capitalized interest and amortization of deferred financing costs, and an estimated portion of rentals representing interest costs.

We have no control over many factors in our ability to finance planned growth.

         We require substantial funds to complete and bring to commercial viability all of our currently planned projects. We also anticipate that future business acquisitions will be financed not only through cash from operations and the proceeds from previous debt offerings, but also by future borrowings under bank credit facilities, offerings of Waste Systems stock as consideration for acquisitions, or from the proceeds of additional equity or debt financings. Therefore, our ability to satisfy our future capital and operating requirements for planned growth is dependent on a number of pending or future financing activities, and we cannot assure you that any of these financing activities will be successfully completed.

Our future success depends upon our ability to manage rapid growth in operations and personnel.

         Our objective is continued growth by expanding our services in selected markets where we can be one of the largest and most profitable fully-integrated solid waste management companies. Accordingly, we may experience periods of substantial rapid growth. This growth could place a significant strain on our operational, financial and other resources. Any failure to expand our operational and financial systems and controls in an efficient manner at a pace consistent with our growth could have a material adverse effect on our business, financial condition and results of operations.

         Our future success is also highly dependent upon our continuing ability to identify, hire, train and motivate a sufficient number of highly qualified personnel for our planned growth. We face competition for recruiting qualified personnel from our competitors, other companies not in the waste management industry, government entities and other organizations. We cannot assure you that we will be successful in attracting and retaining qualified personnel as required for our present and future planned operations. Our inability to attract and retain a sufficient number of qualified personnel could have a material negative impact on our business, financial condition and results of operations.

Our future success depends upon our ability to identify, acquire and integrate acquisition targets.

         Our future success is highly dependent upon our continued ability to successfully identify, acquire and integrate additional solid waste collection, recycling, transfer and disposal businesses. As the solid waste management industry continues to consolidate, competition for acquisition candidates within the industry increases and the availability of suitable candidates on terms favorable to us may decrease. We compete for acquisition candidates with larger, more established companies that may have significantly greater capital resources than we do, which can further decrease the availability of suitable acquisition candidates at prices affordable to us. We cannot assure you that we will be able to identify suitable acquisition candidates, to successfully negotiate acquisitions on terms reasonable to us given our resources, to obtain financing for those targets on favorable terms, or to successfully integrate any acquired targets with our current operations.

A reduction in the market price of our common stock may limit our ability to consummate future acquisitions.

         We believe that a significant factor in our ability to consummate acquisitions will be the attractiveness of our common stock as consideration for potential acquisition targets. This attractiveness may be, in large part, dependent upon the relative market price and capital prospects of our equity securities as compared to the equity securities of our competitors. In addition, some of our competitors have a significantly larger capitalization than we do, which generally results in a more liquid market for their publicly traded securities. If the market price of our common stock continues to decline, we might be unable to use our common stock as consideration for future acquisitions.

Loss of key executives could affect our ability to achieve Waste Systems' business objectives.

         We depend to a high degree on the services of Philip Strauss, Chairman, Chief Executive Officer and President, and Robert Rivkin, Executive Vice President--Acquisitions, Secretary, Treasurer and Director, in planning to achieve our business objectives. We have obtained $1 million key executive insurance policies for each of Messrs. Strauss and Rivkin. However, if we lost the services of either of these executives, our business, financial condition and results of operations could suffer material adverse effects.

Failed acquisitions or projects may adversely affect our results of operations and financial condition.

         In accordance with generally accepted accounting principles, we record some expenditures and advances relating to acquisitions, pending acquisitions and landfill projects as assets on our balance sheet, then amortize or depreciate these capitalized expenditures and advances over time, usually matching an asset's depreciation against the revenues it generates. We also have an accounting policy to record as an expense in the current accounting period all unamortized capital expenditures and advances relating to any operation that is permanently shut down, any acquisition that will not be consummated, and any landfill project that is terminated. As a result of these accounting practices, we may have to record the entire capitalized expenditure of any failed acquisition or terminated project as a charge against earnings in the accounting period in which the failure or termination occurs. A large, unexpected expense against typical earnings could have a material adverse effect on our results of operations, financial condition and our business.

Our business may not succeed due to the highly competitive nature of the solid waste management industry.

         The solid waste management industry is highly competitive and very fragmented, and requires substantial labor and capital resources. Competition exists for collection, recycling, transfer and disposal service customers, as well as for acquisition targets. The markets we compete in or are likely to compete in usually are served by one or more national, regional or local solid waste companies who may have a respected market presence, and who may have greater financial, marketing or technical resources than those available to us. Competition for waste collection and disposal business is based on price, the quality of service and geographical location. From time to time, competitors may reduce the price of their services in an effort to expand or maintain market share or to win competitively bid contracts.

         We also compete with counties, municipalities and operators of alternative disposal facilities that operate their own waste collection and disposal facilities. The availability of user fees, charges or tax revenues and the availability of tax-exempt financing may provide a competitive advantage to public sector competitors in solid waste management. Additionally, alternative disposal facilities such as recycling and incineration may reduce the demand for the landfill-based solid waste disposal services that we provide and on which our strategy is based. We cannot assure you that we will be able to remain competitive with our larger and better capitalized competitors or with tax-advantaged public sector operators.

Seasonal revenue fluctuations may make it more difficult to manage and finance our business successfully.

         Our revenues and results of operations tend to vary seasonally. We tend to have lower revenues in the winter months of the fourth and first quarters of the calendar year than in the warmer months of the second and third quarters. The primary reasons for lower revenues in the winter months include:

         o harsh winter weather conditions that interfere with collection and transportation activities;

         o the volume of winter month waste in our operating regions is generally lower than that which occurs in warmer months; and

         o the construction and demolition activities which generate landfill waste are primarily performed in the warmer seasons.

We believe that the seasonality of the revenue stream will not have a material adverse effect on our business, financial condition and results of operations on an annualized basis. Still, higher warm weather revenues may not offset lower cold season revenues, and seasonal revenue fluctuations may make it more difficult to manage and finance our business successfully.

Our geographic concentration exposes us to a higher degree of risk than our geographically more diverse competitors.

         Waste Systems has established solid waste management operations in Central Pennsylvania, Vermont, Upstate New York, Eastern New England, and the Baltimore, Maryland/Washington, D.C. region. Since our current primary source of revenues will be concentrated in these geographic locations, our business, financial condition and results of operations could be materially affected by downturns in these local economies, severe weather conditions in these regions, and each region's state and local regulations. Factors that have a greater impact on our selected markets than on our other regions of the country are more likely to have a negative effect on our business than on our larger regional and national competitors in the waste management industry.

         Industry consolidation in our operating regions has also increased the competition for customers who generate waste streams. This may make it increasingly difficult to expand operations within our selected markets. We cannot assure you that we will be able to continue to increase the local waste streams to our operating landfills or be able to expand our geographic markets to mitigate the effects of adverse economic events that may occur in these regions.

Potential difficulties in acquiring landfill capacity could increase our costs.

         Our operations depend on our ability to expand the landfills we own or operate and to develop or acquire new landfill sites. We cannot assure you that we will be successful in obtaining new landfill sites or expanding the permitted capacity of our existing landfills. The process of obtaining required permits and approvals to open new landfills, and to operate and expand existing landfills, has become increasingly difficult and expensive. The process can take several years and involves hearings and compliance with zoning, environmental and other requirements. We cannot assure you that we will be successful in obtaining and maintaining required permits to open new landfills or expand the existing landfills we own.

         Even when granted, final permits to expand landfills are often not approved until the remaining capacity of a landfill is very low. In the event we exhaust our permitted capacity at one of our landfills, our ability to expand internally will be limited and we will be required to cap and close that landfill. Furthermore, as the solid waste management industry continues to consolidate, there will be greater competition for potential landfill acquisitions. As a result of insufficient landfill capacity, we could be forced to transport waste greater distances to our own landfills that have capacity, or to dispose of waste locally at landfills operated by our competitors. In either case, the additional costs we would incur could have a material adverse effect on our business.

Failure to obtain landfill closure performance bonds and letters of credit may adversely affect our business.

         We may be required to post a performance bond, surety bond or letter of credit to ensure proper closure and post-closure monitoring and maintenance at some of our landfills and transfer stations. Our failure to obtain performance bonds, surety bonds or letters of credit in sufficient amounts or at acceptable rates may have a material adverse effect on our business, financial condition and results of operations.

Estimated accruals for landfill closure and post-closure costs may not meet our actual financial obligations.

         The closure and post-closure costs of our existing landfills and any landfill we may own or operate in the future represent material financial obligations. To meet these future obligations, we estimate and accrue closure and post-closure costs based on engineering estimates of landfill usage and remaining landfill capacity. We cannot assure you that the amount of funds estimated and accrued for landfill closure and post-closure costs will be enough to meet these future financial obligations. Any failure to meet these obligations when they become due, or any use of significant funds to cover a gap between such accruals and actual landfill closure and post-closure costs incurred, may have a material adverse effect on our business, financial condition and results of operations.

Environmental and other government regulations impose costs and uncertainty on our operations.

         We and our customers operate in a highly regulated environment, and our landfill projects in particular usually will require federal, state and local government permits and environmental approvals. Maintaining awareness of and attempting to comply with applicable environmental legislation and regulations require substantial expenditures of our personnel and financial resources. These efforts, however, do not guarantee that we will meet all of the applicable regulatory criteria necessary to obtain required permits and approvals.

         Government regulators generally have broad discretion to deny, revoke, or modify regulatory permits or approvals under a wide variety of circumstances. In addition, government regulators may adopt new environmental legislation or regulations or amend existing legislation, and may interpret or enforce existing legislation in new ways. All of these circumstances may require us or our customers to obtain additional permits or approvals.

         Any delay in obtaining required regulatory permits or approvals may delay our ability to obtain project financing, thereby increasing our need to invest working capital in projects before obtaining more permanent financing. These delays may also reduce our project returns by deferring the receipt of project revenues to a later project completion date. If we are required to cancel any planned project because we were unable to obtain required permits or as a result of any other regulatory impediments, we may lose any investment we have made in the project up to that point. The cancellation, or any substantial delay in completion, of any project may have a significant negative effect on our financial condition and results of operations.

We are exposed to potential liability for environmental damage and regulatory noncompliance.

         We are engaged in the collection, transfer and disposal of waste described as non-hazardous, and we believe that we are currently in material compliance with all applicable environmental laws. Despite these circumstances, if harmful substances escape into the environment and cause damages or injuries as a result of our operating activities, we are exposed to the risk that we will be held liable for any damages and injuries, as well as for significant fines for regulatory noncompliance.

Our environmental liability insurance may not cover all risks of loss.

         We maintain environmental impairment liability insurance covering particular claims for the sudden or gradual onset of environmental damage to the extent of $5 million per landfill. If we were to incur liability for environmental damage in excess of our insurance limits, our financial condition could be adversely affected. We also carry a comprehensive general liability insurance policy, which management considers adequate at this time to protect our assets and operations from other risks.

Addressing local community concerns about our operations may adversely affect our business.

         Members of the public in the communities where we do business could raise concerns with government regulators and others about the effects on their communities of our existing or planned operations and, in some areas, the proposed development of solid waste facilities. These concerns cannot always be anticipated, and our attempts to address these concerns may result in unforeseen delays, costs and litigation that could adversely affect our ability to achieve our business objectives.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission. Our file number is 0-25988. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov where certain information regarding issuers may be found.

         This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding Waste Systems and its common stock, including certain exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from its Internet site.

         Our common stock is traded on The Nasdaq National Market. Proxy statements and other information concerning us can also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington D.C. 20006.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. The following documents and other materials, which we have filed with the Securities and Exchange Commission, are incorporated and specifically made a part of this prospectus by reference:

         (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1999 filed on March 30, 2000; and

         (2) Current Report on Form 8-K filed on January 18, 2000.

         In addition, all documents that we file with the Securities and Exchange Commission pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus will be deemed to be incorporated by reference into this prospectus and to be part of this prospectus from the date of the filing of such documents with the Securities and Exchange Commission. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus if a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         This prospectus incorporates documents by reference that are not presented in this prospectus or delivered herewith. Copies of these documents, other than exhibits to these documents that are not specifically incorporated by reference in this prospectus, are available without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of that person. Requests for any information should be directed to Waste Systems International, Inc., 420 Bedford Street, Suite 300, Lexington, Massachusetts 02420 (telephone number (781) 862-3000), Attention: Chief Financial Officer.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains both historical and forward-looking statements. These forward-looking statements are not facts; rather, they are intentions and expectations relating to our plans, strategies and prospects. These forward-looking statements are within the meaning of Section 27A of the Securities and Exchange Act and are intended to be covered by the safe harbors created thereby. The forward-looking statements can generally be identified by our use of words such as "plan," "intend," believe," "expect," and other words of similar import. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve our plans, intentions or expectations. We urge you to consider carefully the important factors that could cause actual results to differ materially from the forward-looking statements. These factors are described in the section entitled "Risk Factors" and elsewhere in this prospectus. We make all the forward-looking statements in this prospectus only as of the date of this prospectus, and we do not undertake to publicly update these forward-looking statements to reflect subsequent events.

                                   THE COMPANY

         We are an integrated non-hazardous solid waste management company that provides waste collection, recycling, transfer and disposal services to commercial, industrial, residential and municipal customers within some regional markets in the Northeast and Mid-Atlantic states where we operate. We are achieving significant growth by implementing an active acquisition strategy, and plan to contribute to our growth by generating increased sales from existing operations and achieving greater operating efficiencies. Waste Systems is a Delaware corporation. Our principal executive offices are located at 420 Bedford Street, Suite 300, Lexington, Massachusetts 02420, and our telephone number is
(781) 862-3000.

Current Integrated Operations

         We currently operate, and intend to expand, regional networks of integrated waste collection and disposal operations. These integrated networks consist of operating landfills, waste transfer stations, and waste collection operations.

         o        Waste Collection Operations

         We own multiple waste collection operating subsidiaries which serve as conduits of waste flow to our transfer stations and landfill operations. As of November 12, 1999, our waste collection operations serve a total of approximately 73,000 commercial, industrial, residential and municipal customers in the Vermont, Central Pennsylvania, Upstate New York, Eastern New England and Baltimore, Maryland/Washington, D.C. markets.

         o        Landfill Operations

         We currently own four landfills, one in Vermont and three in Central Pennsylvania. Two of these were operating in 1998, and generated approximately 20% of our 1998 revenues. Of the remaining two, one began operating in March 1999 with the acquisition of Community Refuse Service, Inc. The Mostoller landfill in Somerset, Pennsylvania opened on December 28, 1999. The aggregate remaining estimated permitted capacity of these four owned landfills is approximately 22.6 million cubic yards. In addition, we have a 16-year contract with the Town of South Hadley, Massachusetts to operate that town's landfill, subject to receipt of required permits, which we expect to begin operating in the first quarter of 2000. The South Hadley landfill has an estimated capacity of 2.0 million cubic yards available for future disposal.

         o        Transfer Station Operations

         We provide transfer station services supporting one of our landfills and have acquired another transfer station that is permitted and has begun construction. We recently completed the acquisition of two additional transfer stations. The transfer stations serve as gateways of waste streams by receiving and compacting solid waste collected by us and by third parties, which we then transfer by long-haul trucks for disposal at landfills we operate.

The Movement of the Solid Waste Management Industry Towards Consolidation and Integration

         The solid waste management industry is undergoing general trends toward significant consolidation and integration. We believe these trends are due primarily to the following factors:

         o stringent environmental regulations which require increased capital to maintain regulatory compliance;

         o the inability of many smaller operators to achieve the competitive economies of scale enjoyed by larger operators;

         o the competitive and economic benefits of providing integrated collection, recycling, transfer and disposal services;
            and

         o the privatization of solid waste landfills, transfer stations, and collection services by municipalities.

         Although significant consolidation has occurred within the solid waste management industry, we believe the industry remains highly fragmented and that a substantial number of potential acquisition and privatization opportunities remain, including in the Northeast and Mid-Atlantic states where we operate.

Our Strategy to Capitalize on Industry Consolidation and Integration

         We seek to acquire independent collection, transfer station and landfill operations in appropriate locales to integrate those acquisitions into our current operations. Our objective is to expand the geographic scope of our operations and to become one of the leading non-hazardous solid waste management companies in each local market that we serve. The primary elements of our strategy for achieving these objectives are:

         o Executing our acquisition program. Our acquisition program consists of identifying regional markets and acquiring non-hazardous solid waste disposal assets in those targeted markets that we can operate as part of a fully integrated solid waste management operation. To establish ourselves within a selected market, we seek acquisitions that are consistent with our plan to acquire long-term disposal capacity in targeted regional markets, collection companies and transfer stations in the targeted regions to secure a stable long-term waste flow, and small but complementary "tuck-in" collection companies to increase a regional operation's profitability.

         o Generating internal growth. We plan to generate internal growth from existing operations by increasing sales penetration in our current and adjacent markets, soliciting new commercial, industrial and residential customers, marketing upgraded services to existing customers and, where appropriate, raising prices.

         o Increasing operating efficiency. We expect to increase our operating efficiency through implementation of an organizational system that sets operating standards and analyzes operating criteria of our collection, transfer, disposal and other services.

         In connection with our growth strategy, Waste Systems currently is and at any given time will be involved in potential acquisitions that are in various stages of exploration and negotiation, ranging from initial discussions to the execution of letters of intent and the preparation of definitive agreements. Some of these potential acquisitions may be material. No assurance can be given, however, that we will be successful in completing further acquisitions in accordance with our growth strategy, or that acquisitions, if completed, will be successful. For a description of the risks involved in our growth strategy, please refer to the subsections of the "Risk Factors" section of this prospectus on page 6 beginning with "We have no control over many factors in our ability to finance planned growth."

Our Key Strengths

         Through the implementation of our growth strategy, we believe we demonstrate the following key strengths:

         o        Internalization of Waste

         Throughout 1999, the Company increased the amount of waste collected by the Company that was subsequently disposed at Company landfills, and increased the amount of the waste delivered for disposal at the Company's landfills that was collected by the Company. During the year ended December 31, 1999, nearly 100% of the waste from the Company's Vermont operations was delivered for disposal at the Moretown Landfill, Inc. and approximately 36% of the waste delivered for disposal at the Moretown Landfill during this period was collected by the Company. In addition, approximately 65% of the waste from the Company's Central Pennsylvania - Altoona division operations was delivered for disposal at the Sandy Run Landfill and approximately 70% of the waste delivered for disposal at the Sandy Run Landfill during this period was collected by the Company. Since the acquisition of Community Refuse, Inc., on March 1, 1999, approximately 95% of the waste from the Company's Central Pennsylvania - Harrisburg division operations was delivered for disposal at the Community Refuse, Inc. landfill and approximately 28% of the waste delivered for disposal at the Community Refuse, Inc. landfill during this period was collected by the Harrisburg division and other company regions. Since their acquisition in July 1999, Eastern Trans-Waste of Maryland, Inc. disposed of approximately 56% of its waste at the Community Refuse Services, Inc. landfill, while C&J Trucking Company, Inc. disposed of approximately 14% of its waste at the Community Refuse Services, Inc. landfill. It is management's intention to fully internalize these operations with WSI owned landfills during 2000, including the Mostoller Landfill, which opened on December 28, 1999.

         o        Operating Efficiencies

         We are achieving significant operating efficiencies and reducing costs through consolidation and elimination of redundant corporate and service functions in acquired businesses.

         o        Significant Disposal Capacity

         We have approximately 26.0 million cubic yards of landfill capacity in landfills we own or operate, of which 9.9 million cubic yards are fully permitted and operating. We recently began construction on an additional 14.2 million cubic yards of landfill capacity, and 2.0 million cubic yards are engaged in the final permitting process. This significant disposal capacity gives us the opportunity to achieve a high degree of internalization by allowing room for disposal of the waste streams generated by our growing collection and transfer operations.

         o        Successful Acquirer and Consolidator

         We believe that we have demonstrated our ability to realize value in the fragmented solid waste management industry by completing acquisitions of three landfills, five transfer stations, and 41 solid waste collection operations in the Northeast and Mid-Atlantic regions since January 1998. Please see the section of this prospectus entitled "Recent Developments" beginning on page 15 for a more complete description of our current activities. We have been effective in executing our acquisition program to expand our solid waste assets in our targeted regional markets at prices we believe will provide opportunities for increased profits and flexibility in operations. As a result of executing our acquisition program, we have realized significant growth in revenue and earnings before interest, taxes, depreciation and amortization or EBITDA, which we believe is a measure commonly used by lenders and some investors to evaluate a company's performance in our industry.

         o        Strong Management Team

         Our management team has a demonstrated track record of identifying, acquiring, integrating and operating non-hazardous solid waste disposal assets. Our executives and operation managers average 13.2 years of experience in the solid waste disposal industry. In addition, senior management owns a significant equity stake in Waste Systems, which motivates them to achieve our objectives to maximize the value of their Waste Systems stock.

                               RECENT DEVELOPMENTS

Acquisitions

         During the year ended December 31, 1999, Waste Systems acquired five collection companies and a landfill in Central Pennsylvania, one collection company in Vermont, two collection companies, two transfer stations and a paper recycling plant in Eastern New England, two collection companies and a transfer station in Upstate New York and a collection company and a transfer station in the Baltimore, Maryland/Washington D.C. region. The aggregate cost of these acquisitions was approximately $113.0 million consisting of approximately $72.7 million in cash, $19.3 million in common stock, $11.6 million in Series C Preferred Stock and $9.4 million in assumed liabilities. The acquisitions have combined annual revenues of approximately $42.0 million. The acquisitions have all been recorded using the purchase method of accounting. In accordance with the terms of the issuance of the Series C Preferred Stock, on October 21, 1999, a special shareholders meeting was held and the Series C Preferred Stock was converted into 1,763,000 shares of common stock.

Recent Business Developments

         Medical Waste Licensing Agreement. During 1996, the Company entered into a licensing and royalty agreement with ScotSafe Limited (ScotSafe), a Glasgow, Scotland based company, for the exclusive rights to use the Company's CFA medical waste processing technology throughout Europe. During the fourth quarter of 1997 the Company terminated its licensing agreements with ScotSafe because ScotSafe was in default for failure to pay the Company royalties due under the terms of the agreement. Subsequent to the termination, ScotSafe was placed into receivership and Eurocare Environmental Services, Ltd. (Eurocare) purchased its assets in December 1997. In February 2000, the Company and Eurocare entered into an exclusive European license for the Company's patented medical waste treatment technology. As part of the licensing agreement, the Company acquired a minority interest in, and the right of first refusal to acquire, Eurocare.

         Convertible Subordinated Notes. On February 15, 2000, the Company closed an Exchange Offer for its $49,551,426 of Convertible Subordinated Notes due 2005 and its $100,000,000 Senior Notes due 2006. Approximately $15,355,000 principal amount of, plus accrued but unpaid interest on, its 11 1/2% Series B Senior Notes due 2006 and approximately $22,832,000 principal amount of, plus accrued but unpaid interest on, its 7% Convertible Subordinated Notes due 2005 were tendered and exchanged into shares of the Company's newly designated Series E Convertible Preferred Stock which carries an 8% dividend payable in kind or cash at the option of the Company. The Company issued an aggregate of 38,531 shares of its Series E Convertible Preferred Stock. The Series E Convertible Preferred Stock is redeemable at any time by the Company at par plus accrued and unpaid dividends and, subject to any required stockholder approval, can be converted into shares of the Company's common stock at a price of $8.00 per share at any time at the option of the holder and can be mandatorily converted by the Company if its common stock closing price equals or exceeds $8.00 for a period of twenty consecutive trading days.

         Series D. On December 28, 1999, the Company raised $15,000,000 through a private placement of convertible preferred stock. The preferred stock can be converted into shares of the Company's common stock at a price of $6.00 per share at any time at the option of the holder and can mandatorily converted by the Company if the Company's common stock closing price exceeds $9.00 for a period of twenty consecutive trading days. Finally, the preferred stock is eligible to vote on an as-converted basis with the Company's common stock and is redeemable at any time by the Company.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock offered hereby.

                              SELLING STOCKHOLDERS

         The following table sets forth information with respect to the Selling Stockholders, including:

o the number and approximate percentage of shares beneficially owned by each of them as of November 12, 1999;

o the number of shares registered for sale; and

o the number and approximate percentage of shares to be owned by each of them after the completion of this offering.

         Except as otherwise disclosed below, none of the Selling Stockholders has, or within the past three years has had, any position, office or other material relationship with Waste Systems. Because the Selling Stockholders may sell all or some portion of the shares of our common stock beneficially owned by them, only an estimate (assuming each Selling Stockholder sells all of its shares offered hereby) can be given as to the number of shares of our common stock that will be beneficially owned by the Selling Shareholders after this offering. The address of each person listed below is c/o Waste Systems
International, Inc., 420 Bedford Street, Suite 300, Lexington, Massachusetts 02420. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.


                                               COMMON STOCK                                 COMMON STOCK
                                            BENEFICIALLY OWNED                            BENEFICIALLY OWNED
                                            PRIOR TO OFFERING1/                             AFTER OFFERING
                                           --------------------                         ----------------------
                                                                           NUMBER
                                                                          OF SHARES
                 NAME                        NUMBER        PERCENT         OFFERED       NUMBER        PERCENT
---------------------------------------- ------------- --------------- -------------- ------------- -------------
Kevin Baldwin                              700,781         3.44%         700,7816/         0             0%

Kendall Baldwin2/                          700,781         3.44%         700,7816/         0             0%

Kelly Baldwin3/                            743,776         3.66%         743,7766/         0             0%

Kimberly Robb4/                            743,776         3.66%         743,7766/         0             0%

Baldwin, L.P.5/                           1,552,506        7.64%        1,552,5066/        0             0%

Chilton Investment Company Inc.          1,759,7007/       8.55%         1,000,000      759,700        3.69%

John Hancock Advisers                    1,845,3978/       8.67%          307,603      1,537,794       7.23%

Evergreen Investment Management Company     82,678         0.41%          71,428         11,250        0.06%

Penn Capital Management                    159,875         0.79%          150,000        9,875         0.05%

Tudor Investment Corporation                71,428         0.35%          71,428           0             0%

Saugatuck Partners L.P.                     50,000         0.25%          50,000           0             0%

First Albany Corporation                    17,857         0.09%          17,857           0             0%

B-III Capital Partners, L.P.             8,019,9559/       35.02%         571,429      7,448,526       32.53%



1/ Based on a total of 20,330,946 shares of common stock outstanding as of April 19, 2000.

2/ Kendall Baldwin is an employee of Waste Systems and served as a Director and as Vice-President of Eastern Trans-Waste of Maryland.

3/ Kelly Baldwin served as a Director and as Secretary and Treasurer of Eastern Trans-Waste of Maryland.

4/ Kimberly Robb served as a Director and as President of Eastern Trans-Waste of Maryland.

5/ After the closing of the acquisition of Eastern Trans-Waste of Maryland, Kevin Baldwin, Kendall Baldwin, Kelly Baldwin and Kimberly Robb collectively transferred by gift 142,106 shares of common stock of Waste Systems and 800 shares of Series C preferred stock of Waste Systems (which were converted into 1,410,400 shares of common stock of Waste Systems on October 21, 1999) to Baldwin, L.P. Horace G. Baldwin is the general partner of Baldwin, L.P.

6/ The former stockholders of Eastern Trans-Waste of Maryland were contractually restricted from selling any shares of our Common Stock pursuant to this Registration Statement until December 31, 1999. From January 1, 2000 through June 30, 2000, the former stockholders of Eastern Trans-Waste of Maryland may, subject to the effectiveness of this Registration Statement, collectively sell up to 20% of their shares of Common Stock (less any shares of Common Stock sold by the former stockholders of Eastern Trans-Waste of Maryland pursuant to their
     "piggyback"   registration  rights).   After  June  30,  2000,  the  former
     stockholders of Eastern Trans-Waste of Maryland may sell their share of Common Stock without any contractual restrictions.

7/ Includes 1,504,700 shares of Common Stock currently owned and 255,000 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock at an exercise price of $6.25 per share.

8/ Includes 898,715 shares of Common Stock currently owned, 916,682 shares of Common Stock issuable upon conversion of Notes at a conversion price of $10.00 as set forth in the Notes and 30,000 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock at an exercise price of $6.25 per share.

9/ Includes 5,450,533 shares of Common Stock currently owned, 2,231,922 shares of Common Stock issuable upon conversion of Notes at a conversion price of $10.00 as set forth in the Notes and 337,500 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock at an exercise price of $6.25 per share. DDJ Capital Management, LLC ("DDJ") serves as the investment manager to B-III; an affiliate of DDJ acts as the general partner of B-III.


         We have agreed to use our best efforts to keep this Registration Statement effective generally for a period of three years.

                              PLAN OF DISTRIBUTION

         The shares of common stock registered hereunder and owned by the Selling Stockholders may be offered and sold by means of this prospectus from time to time as market conditions permit in the over-the-counter market, or otherwise at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. These shares may be sold by one or more of the following methods, without limitation:

o a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o a purchase by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

o ordinary brokerage transactions and transactions in which the broker solicits a purchase; and

o face-to-face transactions between sellers and purchasers without a broker or dealer.

         In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated.

         The  Selling  Stockholders  and  any  brokers  or  dealers  who  act in connection  with  the  sale  of  the  shares  hereunder  may  be  deemed  to  be
"underwriters" within the meaning of 2(11) of the Securities Act, and any commissions received by them or any profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the Selling Stockholders and we may agree to indemnify any such broker or dealer who may be deemed to be an underwriter against certain liabilities, including liabilities under the Securities Act as an underwriter or otherwise.

         We have advised the Selling Stockholders that, during such time as they may be engaged in a distribution of the shares of common stock included herein, they must comply with the applicable provisions of Regulation M under the Exchange Act, as amended ("Regulation M") and, in connection therewith, the Selling Stockholders may not engage in any stabilization activity in connection with any of our securities, that they must furnish copies of this prospectus to each broker-dealer through which the shares of our common stock included herein may be offered, and that they may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities except as permitted under Regulation M. The Selling Stockholders have also agreed to inform us and broker-dealers through whom sales may be made hereunder when the distribution of the shares is completed.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of common stock offered by this prospectus has been passed upon for Waste Systems by Morgan, Lewis & Bockius LLP, New York, New York.

                                     EXPERTS

         The consolidated financial statements for each of the years in the three-year period ended December 31, 1999 incorporated by reference in this prospectus and elsewhere in this Registration Statement have been audited by KPMG LLP, independent certified public accountants, and in reliance upon the authority of said firm as experts in accounting and auditing.

No dealer, representative or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by Waste Systems. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                                TABLE OF CONTENTS

---------------------------------------------------------------- ---- -------------------------------------------------------- -----
RISK FACTORS                                                      2   Estimated accruals for landfill closure and post-closure    8
                                                                      costs may not meet our actual financial obligations.
Our history of losses makes the common stock a highly             2   Environmental and other government regulations impose       8
speculative investment.                                               costs and uncertainty on our operations.
Risks of substantial voting control by Waste Systems'             2   We are exposed to potential liability for environmental     9
management and major stockholders.                                    damage and regulatory noncompliance.
Issuance of additional equity may be dilutive to stockholders.    2   Our environmental liability insurance may not cover all     9
                                                                      risks of loss.
Future sales of common stock may adversely affect the market      3   Addressing local community concerns about our operations    9
for our common stock.                                                 may adversely affect our business.
Market conditions may reduce the trading price of our common      3   WHERE YOU CAN FIND MORE INFORMATION                         10
stock.
It is unlikely that we will pay dividends to our stockholders     3   DOCUMENTS INCORPORATED BY REFERENCE                         10
in the future, such that the only return on a stockholder's
investment in Waste Systems will be recognized (if at all)
at the time of sale of the common stock by the stockholder.
Anti-takeover provisions applicable to Waste Systems may not      3   FORWARD LOOKING STATEMENTS                                  11
be favorable to our stockholders.
Failure to achieve adjusted stockholders' equity of at least      4   THE COMPANY                                                 11
$40,000,000 will increase our interest expense.
Incurring more debt could further exacerbate the risks of our     4   Current Integrated Operations.                              11
high level of indebtedness.
We may not generate enough cash to service our indebtedness or    4   The Movement of the Solid Waste Management Industry         12
our other liquidity needs.                                            Towards Consolidation and Integration.
Our high level of indebtedness could adversely affect our         5   Our Strategy to Capitalize on Industry Consolidation        12
financial health.                                                     and Integration.
We have no control over many factors in our ability to finance    6   Our Key Strengths.                                          13
planned growth.
Our future success depends upon our ability to manage rapid       6   RECENT DEVELOPMENTS                                         14
growth in operations and personnel.
Our future success depends upon our ability to identify,          6   Acquisitions.                                               14
acquire and integrate acquisition costs.
A reduction in the market price of our common stock may limit     6   Recent Business Developments.                               14
our ability to consummate future acquisitions.
Loss of key executives could affect our ability to achieve        7   USE OF PROCEEDS                                             14
Waste Systems' business objectives.
Failed acquisitions or projects may adversely affect our          7   SELLING STOCKHOLDERS                                        15
results of operations and financial condition.
Our business may not succeed due to the highly competitive        7   PLAN OF DISTRIBUTION                                        17
nature of the solid waste management industry.
Seasonal revenue fluctuations may make it more difficult to       7   LEGAL MATTERS                                               17
manage and finance our business successfully.
Our geographic concentration exposes us to a higher degree of     8   EXPERTS                                                     17
risk than our geographically more diverse competitors.
Potential difficulties in acquiring landfill capacity could       8
increase our costs.
Failure to obtain landfill  closure performance  bonds and        8
letters ofcredit may adversely affect our business.


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The  estimated   expenses  to  be  incurred  in  connection   with  the
distribution of the common stock covered by this Registration Statement, all of which will be paid by Waste Systems, are as follows:

              SEC Registration Fee                    $  7,830.00
              Nasdaq Listing Fee                             *
              Printing and Engraving Costs               5,000.00
              Legal Fees and Expenses                   10,000.00
              Accounting Fees and Expenses               5,000.00
              Miscellaneous                              5,000.00
                   Total                                32,830.00*
-----------------------------
* To be filed by amendment.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify a director, officer, employee or agent against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in respect of or in successful defense of any action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         We have obtained directors' and officers' insurance providing benefits aggregating $5 million. In addition, Article X of our Second Amended and Restated Certificate of Incorporation (the "Charter") provides that directors and officers of Waste Systems, or others serving as a director or officer of another corporation at our request, shall be indemnified to the fullest extent permitted by the DGCL. Article X further provides that the indemnification rights provided by such Article X shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise. Article VII of the Charter further provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty by such person as a director, except to the extent that the elimination or limitation of liability is not permitted under the DGCL as in effect when such liability is determined. Any amendment or repeal of Article VII by the stockholders or an amendment to the DGCL shall not adversely affect any right or protection under such Article existing at the time of such amendment or repeal with respect to any act or omission occurring prior to such amendment or repeal of a person serving as a director at the time of such amendment or repeal.

         Article V of our By-laws provides that present and former directors and officers of Waste Systems shall be indemnified by us to the fullest extent authorized by the DGCL, as the same exists or may in the future be amended to provide for broader indemnification rights, against any and all reasonable expenses or liability incurred in connection with any threatened, pending or completed legal proceeding in which any such person is involved as a result of serving or having served as a director or officer of Waste Systems, as a director or officer of any subsidiary of Waste Systems, or acting or having acted in any capacity with any other entity at our written request or direction, in each case if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Waste Systems, and with respect to criminal actions or proceedings, that such person had no reasonable cause to believe his or her conduct was unlawful. The By-laws provide that any indemnification extended to an officer pursuant to Article V shall include the reimbursement of expenses by us prior to the final disposition of the proceeding upon the receipt of an undertaking by such indemnified person to repay such payment if it is determined that such indemnified person is not entitled to such reimbursement. The By-laws further provide that the previously described provisions of Article V are deemed to be a contract between Waste Systems and each director and officer. In addition, the By-laws provide that the provisions with respect to indemnification and payment of expenses incurred in defending a covered proceeding shall not be exclusive of any right which any person may have or hereafter acquire under any statute, provision of the Charter or the By-laws, agreement, vote of the stockholders or disinterested directors or otherwise.

ITEM 16.  EXHIBITS

 EXHIBIT
 NUMBER                         DESCRIPTION

   4.1 -- Amended and Restated Certificate of Incorporation of Waste Systems (incorporated by reference to Exhibit 4.3 to the Registration Statement of Waste Systems on Form S-3, No. 333-37217).

   4.2 -- By-laws of Waste Systems (incorporated by reference to Exhibit 4.5 to the Registration Statement of Waste Systems on Form S-3, No. 333-37217).

   4.3 -- Registration Rights Agreement dated as of July 2, 1999 by and between Waste Systems and each of Kevin Baldwin, Kendall Baldwin, Kelly Baldwin and Kimberly Robb.

   4.4  --  Consent of Baldwin, L.P. dated July 2, 1999.

   5.1  --  Opinion of Morgan, Lewis & Bockius LLP.

  23.1  --  Consent of KPMG LLP.

  23.2  --  Consent of Morgan, Lewis & Bockius LLP (filed as part of Exhibit 5).

  24.1  --  Power of Attorney (included with the signature page hereof).

ITEM 17. UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which any offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any other material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement;

         (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities being offered therein and the offering of such securities at the time may be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities which are being registered which remain unsold at the termination of the offering.

         (4) That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or caused to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed by the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lexington, State of Massachusetts on May 8, 2000.

Date:  May 8, 2000                  WASTE SYSTEMS INTERNATIONAL, INC.

                                      By:/s/ James Elitzak
                                      James Elitzak
                                      Vice President and Chief Financial Officer
                                      (Principal Financial and Accounting
                                      Officer)


                                POWER OF ATTORNEY

         Each person whose signature appears below hereby appoints James Elitzak as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any other registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date or dates indicated.


 Date: May 8, 2000                   By: /s/ Philip Strauss
                                        Philip Strauss
                                        Chairman, Chief Executive Officer and
                                        President
                                        (Principal Executive Officer)

 Date: May 8, 2000                   By: /s/ Robert Rivkin
                                        Robert Rivkin
                                        Executive Vice President--Acquisitions,
                                        Secretary, Treasurer and Director

 Date: May 8, 2000                   By: /s/ Jay J. Matulich
                                        Jay J. Matulich--Director

 Date: May 8, 2000                   By: /s/ David J. Breazzano
                                        David J. Breazzano--Director

 Date: May 8, 2000                   By: /s/ Charles Johnston
                                        Charles Johnston--Director

 Date: May 8, 2000                   By: /s/ Judy K. Mencher
                                        Judy K. Mencher--Director

 Date: May 8, 2000                   By: /s/ William B. Philipbar
                                        William B. Philipbar--Director

                                INDEX TO EXHIBITS


  EXHIBIT                            DESCRIPTION
  NUMBER
----------   ------------------------------------------------------------------

  4.1   --   Amended and Restated Certificate of Incorporation of Waste Systems
             (incorporated by reference to Exhibit 4.3 to the Registration
             Statement of  Waste Systems on Form S-3, No. 333-37217).

  4.2   --   By-laws of Waste Systems (incorporated by reference to Exhibit 4.5 to the Registration Statement of  Waste Systems on Form S-3, No.
             333-37217).

  4.3   --   Registration Rights Agreement, dated as of July 2, 1999, by and between Waste Systems and each of Kevin Baldwin, Kendall Baldwin,
             Kelly Baldwin and Kimberly Robb.

  4.4   --   Consent of Baldwin, L.P. dated July 2, 1999.

  5.1   --   Opinion of Morgan, Lewis & Bockius LLP.

 23.1   --   Consent of KPMG LLP.

 23.2   --   Consent of Morgan, Lewis & Bockius LLP (filed as part of Exhibit 5)

 24.1   --   Power of Attorney (included with the signature page hereof).

Exhibit 23.1


                       CONSENT OF INDEPENDENT ACCOUNTANTS

         We consent to the use of our report incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.



         KPMG LLP


Boston, Massachusetts
May 8, 2000